PAMPA ENERGÍA S.A.

NOTICE OF FULL REDEMPTION
TO HOLDERS OF 9.500% NOTES DUE 2026

November 6, 2025

Security Identifiers[1]
CUSIPs	ISINs	Common Codes
144A: 697660AD0 Reg S: P7464EAH9	144A: US697660AD09 RegS: USP7464EAH91	144A: 250475802 Reg S: 250475845

NOTICE IS HEREBY GIVEN that, pursuant to the terms and conditions of the above-referenced 9.500% Notes due 2026 (the “Notes”), Pampa Energía S.A. (the “Company”) has elected to redeem in full the outstanding principal amount of Notes on December 8, 2025 (the “Redemption Date”).

Pursuant to Section 3.01 of the Indenture, the Notes will be redeemed at a redemption price of 100% of the principal amount of the Notes (U.S.$1,000.00 per U.S.$1,000 principal amount of the Notes) plus accrued and unpaid interest, if any, on the Notes to (but not including) Redemption Date, together with Additional Amounts (as defined in the Indenture (as defined below)), if any, on the principal amount of the Notes and on such accrued and unpaid interest (the “Redemption Price”).

Payment on the Notes will be made on the Redemption Date by payment of the Redemption Price on the Business Day prior to the Redemption Date to the account of The Bank of New York Mellon, as paying agent under the Notes (the “Paying Agent”) pursuant to the indenture (the “Indenture”) entered into by and among the Company, as issuer, The Bank of New York Mellon, as trustee (the “Trustee”), paying agent, registrar and transfer agent, and Banco Santander Argentina S.A., as Argentine registrar and transfer agent, Argentine paying agent and representative of the Trustee in Argentina (the “Trustee’s Representative in Argentina”), dated as of August 8, 2022. Following receipt of the Redemption Price, the Paying Agent will cause funds to be paid on the Redemption Date to CEDE & CO. (as the registered holder of the Notes) for further payment to DTC’s participants. This notice is given by the Company pursuant to Sections 3.03 and 10.02 of the Indenture.

On the Redemption Date, all Notes will become due and payable at the Redemption Price and, on and after the Redemption Date, as long as the Company has deposited with the Paying Agent funds in satisfaction of the Redemption Price, interest will cease to accrue on the Notes. Upon the redemption, the Notes will be cancelled and any obligation thereunder extinguished.

1 No representation is being made as to the correctness of any CUSIP, ISIN or common code number either as printed on the Notes or as contained in this notice of redemption and each holder should rely only on the other identification numbers printed on the Notes.

Notes are to be surrendered for redemption at the corporate trust office at the address listed below, or the office of the Trustee’s Representative in Argentina located in the City of Buenos Aires, provided that any notes held in global form will be surrendered in accordance with the policies and procedures of the Depositary (as defined in the Indenture). Notes called for redemption must be so surrendered in order to collect the Redemption Price.

Paying Agent Address for Redemptions:

BNY Corporate Trust

Attention: Transfers/Redemptions

500 Ross Street, Suite 625

Pittsburgh, PA 15262

Payment of the Redemption Price will made in accordance with the Depositary’s applicable procedures.

For more information or if you have any questions regarding this notice, please contact the Company by reaching out to investor@pampa.com.